

March 4, 2013

<u>Via E-mail</u>
Mr. Clinton W. Coldren
Chief Executive Officer
North American Energy Resources, Inc.
1535 Soniat St.
New Orleans, Louisiana 70115

> **Re: North American Energy Resources, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2012**
> **Filed July 27, 2012**
> **Response dated February 26, 2013**
> **File No. 0-52522**

Dear Mr. Coldren:

We have reviewed your letter dated February 26, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that unless otherwise noted your intention is to formally amend your annual report on Form 10-K for the fiscal year ended April 30, 2012 rather than comply with comments on a "futures basis".

<u>Properties</u>

<u>Proved Reserves Disclosures, page 9</u>

2. We note your response to comment 1 to our letter dated February 8, 2013. With respect to the May 1, 2011 reserves estimate, please disclose the qualifications of the technical person primarily responsible for overseeing the audit of Christopher Energy, LLC. With respect to the May 1, 2012 reserves estimate, please disclose the qualifications of the

technical person primarily responsible for overseeing the preparation of the reserves estimates. See Item 1202(a)(7). In the third party report, please disclose the adjusted average product price used. In addition, please include: a discussion of the possible effects of regulation on the ability of the company to recover the estimated reserves; a statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report; and a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report. See Item 1202(a)(8).

Executive Compensation, page 43

3. Please revise your disclosure in the summary compensation table to include any shares of restricted stock granted to Mr. Silvey for the fiscal year ended April 30, 2011. *See* Item 402(n) of Regulation S-K.

Compensation of Directors, page 45

4. Item 402(r) of Regulation S-K requires tabular disclosure of compensation of directors. Please confirm that you will provide such disclosure going forward.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Alan G. Massara